

RIMFIRE
MINERALS CORPORATION

TSX-V:RFM

Suite 700 - 700 West Pender St.
Vancouver, B.C.   Canada V6C 1G8
T: (604)669-6660 **F:** (604)669-0898 **E-mail:** info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

News Release

Field Programs and Drilling Underway

PR03-04

June 9, 2003, Vancouver, Canada: Rimfire Minerals Corporation announces that AngloGold (U.S.A.) has begun drilling on the ER-Ogo-Fire ("ER") project in the Pogo District of Alaska. This is the first of six field programs planned for the 2003 field season. Rimfire and its partners have budgeted in excess of $2 million for an aggressive series of exploration programs that include drilling on five highly prospective gold projects. In keeping with Rimfire's leveraged exploration strategy, partners will be funding greater than 90% of this exploration. This will be Rimfire's most active field season, in terms of expenditures, active projects, and drilling.

2003 Projects Overview

Partner	Project	Proposed Program
AngloGold(U.S.A.) Exploration	ER-Ogo-Fire	Drilling, mapping, prospecting
AngloGold(U.S.A.) Exploration	Eagle	Power auger soil geochemical survey
Barrick Gold Corporation	RDN	Drill target definition (mapping, prospecting, soil geochemistry)
Cangold Limited	Thorn	Trenching, mapping, prospecting, drilling
Stikine Gold Corp.	William's Gold	Drilling, mapping, prospecting, geochemical sampling
Plutonic Capital Corp.	Tide	Drilling, mapping, prospecting, geochemical sampling

In addition, Rimfire will execute several programs to generate additional properties for the Company. Four exploration programs will be carried out in the Yukon, where up to 75% of the costs will be funded by grants issued to Rimfire through the Yukon Mining Incentives Program. The Company will also be evaluating a number of reconnaissance-scale projects in BC through innovative partnerships with independent geologists and prospectors.

Pogo District, Alaska

Fieldwork is underway in east-central Alaska where AngloGold (U.S.A.) Exploration is conducting exploration on two projects optioned from Rimfire, the ER and Eagle, in the vicinity of Teck Cominco/Sumitomo's Pogo Gold Deposit **(5.5 million oz gold)**. Crews have been mobilized to the ER project to commence fieldwork, including diamond drilling, to test a 1500 metre by 300 metre gold-arsenic-bismuth-antimony soil anomaly outlined in 2002. The anomaly is coincident with a well-defined structural contact between gneissic rocks and a Cretaceous-aged granitic intrusion. Similar intrusions are thought to be the source of gold mineralization at Pogo. A 1500 m (5000 ft) diamond drilling program is underway.

Fieldwork at the Eagle property will consist of auger soil sampling to further investigate a 3.0 km by 1.5 km gold-arsenic-bismuth-tungsten soil anomaly coincident with an intrusive/gneiss contact. Due to the very limited amount of exploration and the size and strength of the geochemical anomaly, management believes that the Eagle property represents an exciting and largely untested target.

RDN Project, northwest BC

Barrick Gold Corporation will continue exploration at the RDN property, 40 km northwest of Barrick's Eskay Creek Mine **(Total Ore Reserve 1.2 million tonnes @ 40.4 g/t (1.2 oz/ton) gold, 1855 g/t (54 oz/ton) silver)** in northwest British Columbia. Exploration at the RDN is targeting an Eskay-type precious metal-rich massive sulphide deposit. An initial program of mapping, prospecting and geochemical sampling is underway to investigate new areas of the property and to follow up three prospects identified in 2002. These promising new target areas are highlighted by the presence of Eskay-equivalent rhyolite overlain by mudstone and coincident multi-element soil geochemical anomalies. Based on results of the program, targets will be assessed for diamond drill testing later this summer.

William's Gold Project, north-central BC

Stikine Gold Corporation will conduct a significant diamond drilling program at the William's Gold Project in north-central British Columbia. Exploration will focus on the T-Bill prospect where, in 2002, Stikine identified large coincident high resistivity and chargeability anomalies, interpreted to represent increased silicification and sulphide content. The anomalies are located immediately north of an area where previous operators intersected gold mineralization over large widths **(hole 83-2 cut 148.7 m of 1.17 g/t gold including a high grade zone of 2.0 m of 35.0 g/t gold)**. Drilling will focus on testing the targets generated from the 2002 geophysical program and following up the noteworthy drill results from previous work.

Upon completion of their IPO, Stikine will conduct a two-phase program. The first phase will consist of approximately 1300 metres of drilling, mapping, prospecting and surface sampling. Phase two plans call for 2000 metres of diamond drilling and additional surface work.

Tide Project, northwest BC

In September of 2002, Rimfire optioned the Tide property to Plutonic Capital Corp. The Tide is road-accessible via the Granduc Mine road, 40 km north of the deep-water port of Stewart, BC. Work in 2003 will consist of groundwork and drilling to investigate a number of areas where prior exploration has identified high grade gold and silver mineralization. One such area is the Arrow Zone, where a grab sample **assayed 99.0 g/t (2.9 oz/ton) gold and 152 g/t (4.4 oz/ton) silver**. Groundwork will also investigate areas to the north and west of the Arrow Zone where reconnaissance soil sampling has identified strongly anomalous gold (80th percentile > 550 ppb gold), silver (80th percentile > 4.6 ppm) and arsenic (80th percentile > 1294 ppm) in soils.

Thorn Project, northwest BC

Rimfire and partner, Cangold Limited (formerly "First Au Strategies Corp.") will carry out a two phase program of trenching and drilling at the Thorn Project, in northwest British Columbia. Exploration is targeting a silver and gold-bearing high sulphidation epithermal system on the property. Prior to 2002, work focussed on the exploration for high grade gold-silver-copper bearing quartz-sulphide-sulphosalt veins. A new style of high-grade silver-gold-lead-zinc mineralization, the Oban Breccia Zone, was identified while prospecting within a large, multi-element soil geochemical anomaly. The discovery massive sulphide boulder from this zone assayed **6148 g/t (179 oz/ton) silver and 3.5 g/t gold**.

Phase one will include prospecting, mapping and trenching at the Oban to aid in the location of diamond drill sites for phase two. Approximately 500 m (1500 ft) of drilling will be completed at the Thorn in the second phase.

Financing Activities

During the first quarter of the year, 1,075,000 share purchase warrants were exercised for net proceeds of $429,773. Rimfire would like to thank those shareholders who exercised their warrants in support of the company. Rimfire currently has C$1.3 million in working capital.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

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